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                                                                  Exhibit (a)(9)

                            Summary Advertisement.

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NEWS                         ROHM AND HAAS COMPANY
RELEASE 100 INDEPENDENCE MALL WEST Telephone (215) 592-3000 PHILADELPHIA, PENNSYLVANIA 19106-2399
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PRESS CONTACT:      John P. McGinnis          FOR RELEASE: IMMEDIATELY
                    215-592-2409
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                    ROHM AND HAAS SAYS LEARONAL ACQUISITION
                           CLEARS HART-SCOTT-RODINO

PHILADELPHIA (January 11, 1999) -- Rohm and Haas Company (NYSE:ROH) said today that its pending acquisition of LeaRonal, Inc. (NYSE:LRI) cleared the statutory waiting period under the Hart-Scott-Rodino Antitrust Improvements Act on Friday, January 8, 1999.

As previously announced, under its merger agreement with LeaRonal, on December 23, 1998, Rohm and Haas and its wholly owned subsidiary Lightning Acquisition Corp. commenced a cash tender offer to purchase all of the outstanding shares of LeaRonal at a price of $34 per share. The offer is conditioned upon, among other things, the valid tender of shares representing at least two-thirds of the shares of LeaRonal's outstanding common stock on a fully diluted basis. The offer and withdrawal rights are scheduled to expire at midnight, New York City time, on Friday, January 22, 1999, unless the offer is extended.

"The expiration of Hart-Scott-Rodino is an important step for transactions such as this one," said Bradley J. Bell, chief financial officer of Rohm and Haas. "We are pleased that this process went smoothly." The company has received preliminary indications from German antitrust authorities that they will also grant clearance of the acquisition before the scheduled January 22 expiration of the tender offer.

As previously announced, when the acquisition is completed, LeaRonal will be combined with the printed wiring board operations of Rohm and Haas's Shipley subsidiary. The resulting division of Shipley Company will be called Shipley Ronal.

Deutsche Bank Securities Inc. is acting as the dealer manager of the transaction, and D.F. King & Company, Inc. is acting as the information agent for the tender offer.

Rohm and Haas is a Fortune 400 specialty chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal-care items, and water purification systems. LeaRonal is a leader in the development and marketing of specialty chemical additives used by the worldwide electronics and metal finishing industries.

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Additional Contacts:
       Robert Fraina, D.F. King & Company, Inc.: (212) 493-6941
       Naushad Madon, Deutsche Bank Securities Inc.: (212) 469-5764